Mail Stop 3561

March 16, 2010

Mr. Wayne I. Danson
Chief Executive Officer
Encompass Group Affiliates, Inc.
420 Lexington Avenue
New York, NY 10170

>   **Re: Encompass Group Affiliates, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2009**
>   **Filed September 28, 2009**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2009**
>   **File No. 000-30486**

Dear Mr. Danson:

We have reviewed your supplemental response letter dated March 2, 2010 and have the following comments. As noted in our comment letter dated February 5, 2010 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended June 30, 2009

Note 1. Basis of Consolidation and Significant Accounting Policies

Goodwill and Intangible Assets, page F-7

1.   We note your responses to prior comments two and seven. You indicate your Step 1 impairment test is a comparison of the reporting unit's carrying amount to projected adjusted EBITDA. Please explain to us how your calculation of the projected adjusted EBITDA is consistent with the objective of measuring fair value. Refer to FASB ASC 820-10-35-28.   Further, please note the disclosure requirements of FASB ASC 820-10-50-5. Please revise your proposed disclosure accordingly and show us what it will look like in future filings.

2.   You state in your proposed disclosure that you will evaluate goodwill impairment in relation to one reporting unit effective July 1, 2009 instead of two. You also state in response to comment 11 that you have aggregated two operating segments into one reportable segment. A reporting unit for the purpose of impairment

testing could be an operating segment, a combination of operating segments, a segment component or a combination of segment components, a reportable segment, or the entire entity. It appears effective July 1, 2009, you have determined to evaluate goodwill at the entity level instead of at or below the operating segment level. If true, please explain your basis for evaluating goodwill impairment at the entity level and the reason for the change. Refer to FASB ASC 350-20-35-1 and FASB ASC 350-20-35-38. We may have further comment.

Note 8. Preferred Stock, page F-20

3. We have read your response to prior comment eight. We acknowledge that a detailed explanation of the formula relating to the downward adjustment affecting the conversion percentage may be of limited benefit. In this regard, please expand your disclosure in future filings to disclose whether or not the return or deemed return has met the certain targets, the targeted amounts and the conversion rate as of the date of the financial statements. In addition, disclose the registration rights applicable to shares that may be converted.

4. Further, in order to further clarify for us how the downward adjustment and conversion feature works, please illustrate for us the amounts you would have disclosed as of June 30, 2009 utilizing the table and formulas depicted in your response. Identify the return or deemed return and targets in your illustration. We may have further comment.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 if you have any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief